FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2005
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant) By /S/ Fujio Okada Fujio Okada General Manager, Legal Division

Date: April 27, 2005

April 27, 2005

Full Year Consolidated Financial Results for the Fiscal Year Ended
March 31, 2005

I. Consolidated Financial Results

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2005	March 31, 2004	Change
	In billions of yen	In billions of yen	%
Net sales	4,855.1	4,906.8	-1.1
Operating income	131.2	182.7	-28.2
Income before income taxes	115.7	160.5	-28.0
Net income	67.9	41.1	+65.2

	yen	yen	yen
Net income per share:
Basic	34.77	23.67	11.10
Diluted	31.87	21.93	9.94

	In billions of yen	In billions of yen	%
Total assets	3,940.7	4,044.3	-2.6

Number of employees	147,753	143,393	—

(Notes)

1.	The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of March 31, 2005	As of March 31, 2004
Consolidated subsidiaries	225	195

Affiliated companies accounted for by the equity method	58	44

II. Management Policy

1. Fundamental Management Policy

Information technology (“IT”) and network technology have become indispensable to our daily lives, enterprises, and national and local governments. Furthermore, convergence is occurring in a variety of segments, such as optical networks and internet protocol (“IP”) networks, mobile communication and fixed-line communication, broadcasting services and telecommunication services, and IT and network technology. Due to such convergence and advancements of broadband and mobile infrastructure which provide high speed, large capacity networks and related services, and accessibility via mobile information terminals, a “ubiquitous networked society” is being realized, where exchange of necessary information is enabled “anytime, anywhere” through various information and telecommunication devices.

In order to enable individuals to spend safe, happy and rich lives, and corporations to enhance their competitiveness and management efficiency by utilizing IT and networks in this new society, the NEC Group, under the corporate slogan “Empowered by Innovation,” intends to contribute to realizing the new potential of people and society through continuing innovation aimed at “Improved customer satisfaction.”

In addition to its IT Solutions and Network Solutions businesses, the NEC Group also aims to provide solutions of true value for its customers and to realize a ubiquitous networked society through its Electron Devices business such as semiconductors.

Finally, the NEC Group aims at sustained growth of society and enterprises by fulfilling its social responsibility as a good corporate citizen. At the same time, the NEC Group is working to increase its corporate value acknowledging its duty toward its stakeholders such as its shareholders, customers, and employees.

2. Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC expects to pay an annual dividend of 6 yen per common share for the full year ended March 31, 2005 (including an interim dividend of 3 yen per common share.)

3. Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one “share unit” (tan-gen kabu) is recognized as an effective way to increase the number of individual investors and enhance stock liquidity. However, such transaction will entail a substantial expense. When it is judged necessary NEC will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and NEC’s financial condition.

4. Mid- to Long-Term Business Strategy

Positioning the “Integrated IT/Network Solutions” and the “Semiconductor Solutions” as its core business domains, the NEC Group strives to enhance its corporate value by pursuing business and technology synergies between these domains while allowing these domains to develop their respective strategies in accordance with their individual business characteristics.

The NEC Group set forth its mid-term growth strategy in October 2003, and has been implementing the strategy since that time. By leveraging the advanced, world-leading broadband and mobile infrastructure available in the Japanese market into overseas markets, the NEC Group aims to create and acquire new growth opportunities in the upcoming, full-scale ubiquitous networked society.

Outline of Mid-Term Growth Strategy in Integrated IT/Network Domain

1.	Securing Reliable Profits and Stable Growth Focused on the Japanese Market

(1)	Securing a reliable profit foundation based on systems integration (“SI”) services

(2)	Expanding the network solutions business through integration with IT business

(3)	Revitalizing product business

2.	Capturing New Growth Opportunities

(1)	Global business expansion

(2)	Strengthening measures to prepare for an upcoming, full-scale ubiquitous networked society in Japan

3.	Combining NEC Group Core Competencies to Support Growth

Recently, certain issues have arisen that need to be addressed such as the rapidly changing business environment that started with the downturn of the mobile handset market in Japan, and increasing capital requirements and complexity relating to new technology development. On the other hand, there are new business opportunities arising from the shift to next-generation networks and increasing demands for software/services in various areas. In response to these conditions, NEC announced management measures in December 2004 to quickly overcome these management issues and to realize its mid-term growth strategy.

Outline of New Measures

1.	Early Turn Around of Mobile Terminal Business

(1)	Revision of development strategy

(2)	Acceleration of overseas business expansion focused on China

2.	Accelerated Growth of Integrated IT/Network Solutions Business

(1)	Strengthening business in the software/services domain

(2)	Expansion of broadband solutions business

(3)	Measures for next-generation network infrastructure business

3.	Continuous Promotion of Structural Reform

In addition, in the area of semiconductor solutions, the NEC Group will focus on system large scale integrated circuits (“LSI”), respond to customers’ needs with its leading proprietary technology, and aim to become a business partner that provides optimal solutions.

Through these measures, the NEC Group aims to achieve performance recovery and regain its business growth.

5. Challenges to be Addressed by NEC Group

In Japan, as broadband and mobile infrastructure is being expanded, and as the shift to next-generation networks, such as optical networks and IP networks, is accelerated, there is an increase in the construction of new service platforms for telecommunication carriers and in the construction of global supply chains and network utilization in enterprises. In addition, the full-scale transition to 3G mobile phone services by telecommunications carriers is taking place in the mobile handset market in Japan. Furthermore, with increased diversification in customers’ needs, a higher level of semiconductor solutions is sought after.

While new business opportunities are expanding in this way, the demand for software development is expanding not only in the IT area, but also in the areas of networks and semiconductors. Customers’ demands for software have become more sophisticated and complex. At the same time, the scale of development projects has grown due to rapid changes in technology, while pricing pressure continues due to harsh competition.

The NEC Group is responding to the changes in the business environment that is becoming a full-scale ubiquitous networked society, and tackling the following management issues in order to seize new business opportunities and accomplish further growth.

Firstly, the NEC Group will seek to quickly and precisely identify the changes in the market by thoroughly following customer trends and will seek to provide integrated solutions that fulfill customers’ needs. Furthermore, it will actively tackle the global development of its integrated solutions business originating in Asia including China.

Secondly, in the area of software/services, in order to strengthen the core competencies of the NEC Group, which include its system integration and software development capabilities, the NEC Group has been dynamically reorganizing its management resources in this area including NEC Soft, Ltd. (“NEC Soft”) and NEC System Technologies, Ltd. (“NEC System Technologies”). Through this, the NEC Group continues to carry out total process innovation, and seeks to further strengthen its competitiveness and achieve the maximum potential of the NEC Group’s competencies to realize its customers’ needs.

Moreover, the NEC Group will concentrate on developing hardware products such as servers and storage devices that fulfill customers’ needs through full use of world-leading broadband and mobile infrastructure available in Japan and NEC Group’s core technologies in IT and networks areas such as technologies that offer high reliability and security.

Through these measures, NEC will promote business expansion of the NEC Group and improve its profitability, and develop itself into a leading, global company.

6. Basic Corporate Governance Policy and Status of Implementation

In recognition of the fact that reliable corporate governance is essential to the maximization of corporate value, NEC is committed to strengthening its corporate governance practices through (1) assurance of transparent and sound management, (2) realization of prompt decision-making and business execution, (3) clarification of accountability, and (4) timely, appropriate and fair disclosure of information.

<1> Corporate Governance Structure and Internal Control System

Having introduced the Corporate Officer System in April 2000, which reduced the number of directors and transferred substantial authority from directors to corporate officers, NEC has clarified management responsibilities and facilitated prompt decision-making and business execution. NEC has also strived to improve the transparency and soundness of its management by increasing the number of outside directors, establishing the Management Advisory Committee and the Compensation Committee, and engendering closer cooperation among NEC’s internal audit division, the Board of Corporate Auditors and independent auditors.

Board of Directors

The Board of Directors consists of 15 members, of which two are outside directors as provided under Item 7-2 of Paragraph 2, Article 188 of the Commercial Code of Japan.

The Board of Directors holds an ordinary meeting once a month and extraordinary meetings as necessary. At these meetings, directors deliberate and approve corporate management plans as well as other important business execution matters such as funding plans, investments and loans, and business reorganizations. The Executive Committee also discusses issues of particular importance prior to a meeting of the Board of Directors in order to enhance the board’s deliberations. In addition, starting in June 2004 NEC shortened the term of office for directors to one year in order to clarify the directors’ management responsibilities for each fiscal year.

Management Advisory Committee and Compensation Committee

NEC has established the Management Advisory Committee, consisting of members that include outside experts in relevant fields, to discuss management issues such as the NEC Group’s mid-term management strategy and its corporate governance structure with a wide range of external views. NEC has also established the Compensation Committee, consisting of five members that include two outside members (of which one is the chairperson), to deliberate on the remuneration system and the level of compensation of directors and corporate officers from an objective perspective. The Compensation Committee reports the results of its deliberations to the Board of Directors.

Cooperation among the Board of Corporate Auditors, Corporate Auditing Bureau, Independent Auditors

NEC has adopted the corporate auditor system. Three outside corporate auditors (one member was added in June 2004), as provided under Paragraph 1, Article 18 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha, and two corporate auditors (full-time; not outside corporate auditors) audit the actions of NEC’s directors. While each corporate auditor performs his role through attendance at important meetings, conducting hearings with directors, inspection of important authorization documents, and examination of subsidiaries, the Board of Corporate Auditors establishes audit policies and receives reports from each corporate auditor on audit status and from independent auditors, as necessary, on their audit services. The Board of Corporate Auditors also approves NEC’s and its subsidiaries’ engagement of independent auditors for their audit and non-audit services to comply with requirements of the Sarbanes-Oxley Act of 2002 of the U.S. In addition, NEC has established a division, to which five members are assigned, whose sole function is assisting corporate auditors’ audit activities.

NEC has established the Corporate Auditing Bureau as an internal audit division, and it consists of 45 members that include certified internal auditors, U.S. certified public accountants, and information systems auditors. The Corporate Auditing Bureau performs audits to ensure legal, appropriate, and effective execution of business activities and makes proposals, as necessary, to related divisions within the company for improvements. In order to promote mutual cooperation with corporate auditors and independent auditors, the bureau reports the results of internal audits not only to the President and other responsible directors and officers but also to corporate auditors, and also periodically discusses the manner of internal audits with independent auditors.

Internal Control System

In order to improve the soundness of its accounting procedures and the credibility of financial reporting, NEC endeavors to enhance and strengthen its internal control systems over financial reporting through internal accounting audits, documentation of the internal control systems, and clarification of procedures to disclose financial information.

Audit

The certified public accountants who provided audit services to NEC for the fiscal year ended March 31, 2005 were Yoshio Kora, Sadahiko Yoshimura, and Kazuya Oki of Ernst & Young ShinNihon. Mr. Kora and Mr. Yoshimura have consecutively audited NEC’s financial statements for 26 years and 10 years, respectively. Other persons who assist with NEC’s audit services mainly consist of certified public accountants and junior accountants, as well as other experts.

Relationship with Outside Directors and Outside Corporate Auditors

There are no special interests between NEC and its outside directors and outside corporate auditors.

<2> Information Disclosure Structure

NEC recognizes that it is essential to receive appropriate assessments of its corporate value from the capital markets through timely, appropriate and fair disclosure of information. Accordingly, NEC commenced the preparation of quarterly financial reports from the fiscal year ended March 31, 2002, and has held quarterly investors’ meetings for financial announcements by the President and other senior management, announced management policies periodically, enhanced the disclosure-related contents on its websites (including concurrent disclosure in both Japanese and English), and made efforts to strengthen its global investor relations (“IR”) activities. In order to ensure proper information disclosure, NEC also has been establishing a framework to keep its internal divisions and subsidiaries informed of the current standards of timely disclosure to stock exchanges, ensure required communication and cooperation through a prescribed reporting network among related internal divisions and subsidiaries, and facilitate the audits to be conducted by the Corporate Auditing Bureau and corporate auditors with timely disclosure.

<3> Risk Management Structure

NEC acknowledges that appropriate management of the risks accompanying its business in order to prevent losses and damages as well as the maintenance and promotion of customer and investor confidence are essential to raising its corporate value in today’s fast-changing business environment.

Among the various risks that affect corporate value, risks related to management decisions such as decision-making with respect to management strategy are assessed and deliberated by related internal divisions with advice, as necessary, from external experts such as law firms. Issues of particular importance are approved by the Board of Directors after deliberation by the Executive Committee, and the progress of the issues is monitored subsequently. Risks related to operation of business, such as product and service quality, and natural disasters are managed daily by responsible corporate officers and internal divisions established to handle the relevant risks. In addition, as part of NEC’s plan to build a risk management framework, in April 2004 it established the CSR Promotion Committee, which deliberates on and promotes important, cross-functional issues, and the CSR Promotion Unit, which promotes company-wide corporate social responsibility (“CSR”) activities.

With respect to the establishment of corporate ethics and enforcement of compliance policies, NEC reviewed the former NEC Charter of Corporate Behavior and NEC Code of Conduct in accordance with changes in business environments. Having expanded the applicability of the charter and the code to include NEC Group directors, officers, and employees in April 2004, NEC has newly adopted the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct. In addition, NEC has established the Corporate Ethics Division to promote corporate ethics and enforcement of compliance policy within the company. NEC has also set up help lines for employees to report on and seek consultation regarding corporate ethics and compliance violation issues.

<4> Executive Remuneration

The total amounts of fixed remuneration paid to directors and corporate auditors in the fiscal year ended March 31, 2005 were 399 million yen and 81 million yen, respectively. The total amount of bonuses paid to directors in the same fiscal year was 204 million yen. NEC does not pay bonuses to corporate auditors.

The total amounts of retirement allowances paid to directors and corporate auditors in the fiscal year ended March 31, 2005 were 320 million yen and 5 million yen, respectively.

<5> Audit Fees

The fees for audit that NEC and its consolidated subsidiaries contracted with Ernst & Young ShinNihon and member firms of Ernst & Young Global Limited totaled 882 million yen in the fiscal year ended March 31, 2005. The aggregate fees for all other services were 299 million yen in the same fiscal year.

III. Business Results & Financial Condition

1. Business Results

<1>	Overview of the fiscal year ended March 31, 2005, and outlook for the fiscal year ending March 31, 2006

During the fiscal year ended March 31, 2005, although there was concern due to the escalating price of crude oil, the growth of the economy continued in developed countries including the U.S., and high growth was sustained in Asian nations, including China, due to an increase in capital expenditures.

There was sustained steady growth in the Japanese economy in the first half of the fiscal year ended March 31, 2005 resulting from an increase in exports to Asia focused mainly on China and an increase in capital expenditures. However, stagnation in consumer spending in the second half led to a slowdown in growth in the economy.

The electronics industry in Japan experienced increased demand for digital home electronics products such as flat panel televisions and DVD recorders. IT services also grew moderately due to a recovery in IT and network investments by enterprises in Japan. However, mobile handsets showed sluggish growth due to high permeation in the Japanese market. Overseas, there was steady growth principally due to demand for personal computers (“PCs”) and mobile handsets.

With respect to semiconductors and other electronic components, although there was an increase in demand in both Japan and overseas in the first half relating to brisk sales in digital home electronics products, the second half saw shrinking demand caused by inventory adjustments by customers.

In the business environment surrounding the NEC Group demand for software development increased rapidly due to the diversification of functions of a variety of products such as 3G mobile handsets. In the area of SI, prices continuously declined while sophistication and complication of customer demands increased. Taking into consideration these rapid changes in the business environment, the NEC Group positioned the fiscal year ended March 31, 2005 as the year to execute its growth strategy, and tackled the tasks of strengthening business execution capabilities, executing its growth strategy, and reforming businesses of concern.

First of all, in order to strengthen its business execution capabilities, the NEC Group expanded its production innovation activities, further standardized its development processes, and expanded its cost cutting efforts, which were to date mainly focused on the hardware businesses, to the software and system development areas. Taking these measures, the NEC Group has been seeking to strengthen the business base through total process innovation. In addition, the structure of the NEC Group was reorganized in order to enable it to better grasp growth opportunities as the full-scale ubiquitous networked society comes of age, and to strengthen its market responsiveness.

As part of its growth strategy amid the advancement of broadband and mobile infrastructure, the NEC Group expanded its Integrated IT/Network Solutions business, which utilize the NEC Group’s competencies. The NEC Group constructed mission critical systems for enterprises and telecommunication carriers’ service platforms such as the back-up center of “CiRCUS” that supports NTT DoCoMo Inc.’s i-mode service. In addition, with the goal of strengthening the SI and software development capabilities of the entire NEC Group, NEC entered into stock-for-stock exchange agreements with each of NEC Soft and NEC System Technologies in February 2005 in order to make these companies NEC’s wholly-owned subsidiaries. Furthermore, NEC made ABeam Consulting Ltd. its subsidiary aiming to improve the NEC Group’s consulting capabilities in SI, and to aid global expansion of its Integrated IT/Network Solutions business. In the mobile handset business, while aiming at overseas business development focused mainly on China, the NEC Group addressed, among other concerns, development efficiency related issues. In the Electron Devices business, the NEC Group constructed a production line for advanced semiconductor products in response to rapidly rising demand, and focused on developing human resources to develop optimal solutions to respond to customers’ needs.

With respect to its efforts to focus on its key businesses, NEC transferred its plasma display business to Pioneer Corporation. In addition, Elpida Memory, Inc., to which NEC transferred its general-purpose DRAM business, was listed on the First Section of the Tokyo Stock Exchange in November 2004, and secured a means of procuring capital from the capital market.

Net sales for the fiscal year ended March 31, 2005 were 4,855.1 billion yen, a decrease of 51.7 billion yen (1.1%) as compared with the previous fiscal year. This was principally due to a significant decrease in mobile handset sales despite steady sales in the SI and fixed-line communications systems areas that were supported by the recovery in IT and network investments by enterprises, and an increase in sales in mobile communications systems in the mobile area.

Regarding profitability, operating income for the fiscal year ended March 31, 2005 amounted to 131.2 billion yen, a decrease of 51.5 billion yen as compared with the previous fiscal year. This is mainly due to a decrease in sales and an increase in development costs of mobile handsets, and sluggish demand in the area of semiconductors, despite improvement in profitability in the SI and fixed-line communications systems areas. Income before income taxes for the fiscal year ended March 31, 2005 decreased by 44.9 billion yen (28.0%) as compared with the previous fiscal year, amounting to 115.7 billion yen. In addition, net income for the fiscal year ended March 31, 2005 increased by 26.8 billion yen (65.2%) as compared with the previous fiscal year, amounting to 67.9 billion yen. This was due to an improvement in equity in earnings (losses) of affiliated companies mainly resulting from an improvement in income of affiliated companies accounted for by the equity method, and gain due to stock issuances of Elpida Memory, Inc., which completed a public offering.

For the full fiscal year ending March 31, 2006, in addition to expecting steady performance in the SI area, due to anticipated increases in sales in the area of fixed-line communications systems and a recovery of the Electron Devices business, which is expected mainly in the second half, NEC projects consolidated net sales of 5,000.0 billion yen, an increase of 3% as compared with the fiscal year ended March 31, 2005. Regarding consolidated operating income, mainly due to targeted acceleration in cost reduction and our plans to limit the increases in fixed costs, NEC is targeting a consolidated operating income of 15.0 billion yen for the first half of the fiscal year ending March 31, 2006 and 150.0 billion yen for the full fiscal year ending March 31, 2006. Regarding consolidated net income, NEC is targeting a consolidated net income of 14.0 billion yen for the first half of the fiscal year ending March 31, 2006 and 60.0 billion yen for the full fiscal year ending March 31, 2006.

	Target for fiscal	Comparison with
	year ending	fiscal year ended
Consolidated	March 31, 2006	March 31, 2005
	In billions of yen
Net sales	5,000.0	+3%
Operating income	150.0	+18.8 billion yen
Income before income taxes	130.0	+14.3 billion yen
Net income	60.0	- 7.9 billion yen

	Target for fiscal	Comparison with
	year ending	fiscal year ended
Non-Consolidated	March 31, 2006	March 31, 2005
	In billions of yen
Net sales	2,470.0	+2%
Ordinary income	30.0	- 10.2 billion yen
Net income	25.0	+0.8 billion yen

<2>	Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the previous fiscal year):

IT Solutions Business

Sales:	2,144.4	billion yen (+2%)
Segment Profit:	102.3	billion yen (+10.5 billion yen)

Sales of the IT Solutions business for the fiscal year ended March 31, 2005 increased by 2% as compared with the previous fiscal year, amounting to 2,144.4 billion yen.

Net sales by products and services were as follows:

In the area of SI (hereafter “the area of SI/services”), in addition to steady government-sector demand, due to growth in private-sector demand in the manufacturing industry and others, sales amounted to 824.2 billion yen, an increase of 12% as compared with the previous fiscal year. In the area of software, sales amounted to 106.9 billion yen, an increase of 6% as compared with the previous fiscal year. In the area of computer platforms, due to particularly large orders in the previous fiscal year and the effect of a drop in average selling prices for optical disc drives resulting from increasingly harsh competition, sales amounted to 490.7 billion yen, a decrease of 8% as compared with the previous fiscal year. In the area of personal solutions business, sales amounted to 722.6 billion yen, an amount almost equivalent to that of the previous fiscal year.

Regarding profitability, in addition to the increase in sales in the area of SI/services, there was an improvement in profitability through more efficient project management and process innovation, and segment profit amounted to 102.3 billion yen, an increase of 10.5 billion yen as compared with the previous fiscal year.

Network Solutions Business

Sales:	1,892.0	billion yen (+7%)
Segment Profit:	26.5	billion yen (-41.4 billion yen)

Sales of the Network Solutions business for the fiscal year ended March 31, 2005 increased by 7% as compared with the previous fiscal year, amounting to 1,892.0 billion yen.

Net sales by products and services were as follows:

In the area of fixed-line communications systems (hereafter “the area of broadband”), due to steady overall growth in sales in the Japanese market, sales amounted to 618.4 billion yen, an increase of 29% as compared with the previous fiscal year. In the mobile area, sales of mobile communications systems (hereafter “mobile infrastructure”) exceeded those of the previous fiscal year as infrastructure construction expanded due to the launch of fixed-rate packet communications services. However, sales of mobile handsets, which was particularly high in the previous fiscal year mainly due to the high sales volume of 2G mobile handsets for the Japanese market, fell below those of the previous fiscal year. As a result, sales for the mobile area overall decreased by 3% amounting to 1,016.7 billion yen as compared with the previous fiscal year. In the area of social infrastructure, sales amounted to 256.9 billion yen, an increase of 3% as compared with the previous fiscal year.

Regarding profitability, although there was an improvement in profitability due to structural reform and increased sales in the area of broadband, due to reduced sales of mobile handsets along with increased development costs for responding to new technology, segment profit amounted to 26.5 billion yen, a decrease of 41.4 billion yen as compared with the previous fiscal year.

Electron Devices Business

Sales:	868.7	billion yen (-7%)
Segment Profit:	37.2	billion yen (-17.1 billion yen)

Sales of the Electron Devices business for the fiscal year ended March 31, 2005 decreased by 7% as compared with the previous fiscal year, amounting to 868.7 billion yen. This was principally due to the transfer of the plasma display business and the termination of foundry business of general-purpose DRAM. Excluding the impact from such business restructuring, sales would have been at similar levels to those of the previous fiscal year.

Net sales by products and services were as follows:

In the area of semiconductors, which accounts for the majority of the Electron Devices business, sales amounted to 708.0 billion yen, a decrease of 2% as compared with the previous fiscal year. This reduction in sales was due to the transfer of the foundry business of general-purpose DRAM to Elpida Memory, Inc. In the area of system LSI, there was growth in sales in the first half of the fiscal year in system LSIs for digital home electronics and LCD driver ICs owing to the expansion of global semiconductor demand in those products following on from the previous fiscal year. In the second half of the fiscal year, however, there was an effect from sluggish demand resulting from prolonged inventory adjustment by customers etc. On the other hand, sales of semiconductors for automobiles grew steadily over the full fiscal year. In the display area, while on the one hand there was growth in sales mainly of color LCDs for industrial use, due to the transfer of the plasma display business to Pioneer Corporation, sales fell by 31% as compared with the previous fiscal year, amounting to 68.9 billion yen. In the area of electronic components and others, sales decreased by 15% as compared with the previous fiscal year, amounting to 91.8 billion yen.

Regarding profitability, segment profit decreased by 17.1 billion yen as compared with the previous fiscal year, amounting to 37.2 billion yen. Despite an improvement in profitability owing to structural reform in the areas of color LCDs and electronic components and others, this decrease was principally due to sluggish demand in the area of semiconductors and an increase in depreciation and amortization accompanying the construction of a new production line.

<3> Financial Condition

Net cash provided by operating activities was 164.6 billion yen, a decrease of 163.9 billion yen as compared with the previous fiscal year. This is mainly due to an increase in the payment of notes and accounts payable as compared with the previous fiscal year.

Net cash used in investment activities was 122.5 billion yen, an increase of 53.4 billion yen as compared with the previous fiscal year. This is mainly due to tender offers that were made for NEC Soft and NEC System Technologies and the acquisition of ABeam Consulting, Ltd., and also the net proceeds from sales of affiliates’ stock following the initial public offerings of subsidiaries in the previous fiscal year.

As a result, free cash flows (the sum of cash flows from operating activities and investing activities) were cash inflows of 42.0 billion yen, a decrease of 217.3 billion yen as compared with the previous fiscal year.

Net cash used in financing activities was 50.3 billion yen, due mainly to the redemption of bonds and the payment of dividends. As a result, cash and cash equivalents at March 31, 2005 amounted to 494.3 billion yen, a decrease of 2.5 billion yen as compared with the end of the previous fiscal year.

The balance of interest bearing debt amounted to 1,156.2 billion yen at March 31, 2005, a reduction of 14.8 billion yen as compared with the end of the previous fiscal year, as a result of the implementation of continual reduction measures. Debt-equity ratio at March 31, 2005 was 1.46 (an improvement of 0.19 points as compared with the end of the previous fiscal year.)

The balance of interest bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash and cash equivalents, amounted to 661.9 billion yen at March 31, 2005, a reduction of 12.3 billion yen as compared with the end of the previous fiscal year. Net debt-equity ratio was 0.83 at March 31, 2005 (an improvement of 0.12 points as compared with the end of the previous fiscal year.)

	End of Fiscal Year	End of Fiscal Year	End of Fiscal Year
	2003	2004	2005
Shareholders’ equity ratio	8.7%	17.6%	20.2%

Shareholders’ equity ratio on market value basis	15.7%	40.8%	31.7%

Redemption years	7.6 years	4.0 years	7.1 years

Interest coverage ratio	8.2	11.9	8.8

Calculation methods for each of the above indices:

Shareholders’ equity ratio:

Shareholders’ equity at the end of each fiscal year / total assets at the end of each fiscal year

Shareholders’ equity ratio on market value basis:

Aggregated market value of shares at the end of each fiscal year / total assets at the end of each fiscal year

Redemption years:

Interest-bearing debt / cash flows from operating activities

*	Interest-bearing debt = (Interest-bearing debt at the beginning of the fiscal year + Interest-bearing debt at the end of the fiscal year) /2

Interest coverage ratio:

Cash flows from operating activities / interest expense

The indices above were calculated based on consolidated financial figures.

IV. Risk Factors

The NEC Group’s business is subject to many risks, and the principal risks affecting its business are described briefly below.

<1> Influence of Economic Conditions

The NEC Group is very dependent on the Japanese market. Although the Japanese economy sustained steady growth in the first half of the fiscal year ended March 31, 2005, growth slowed as consumer spending became sluggish in the second half. If this weakness in the Japanese economy prevails, it could have a significant impact on the NEC Group’s financial results. The NEC Group depends also on markets outside Japan, and its financial results are therefore subject to negative economic developments in foreign countries.

<2> Technological Advances and Response to Customer Needs

If the NEC Group fails to keep up with rapid technological changes and changes in customers’ needs, and to offer and support new products and services in response to such changes, the NEC Group’s business, operating results, and financial condition may be adversely affected. Further, the development process can be lengthy and costly, and requires the NEC Group to commit a significant amount of resources well in advance of sales. Technology and standards may change while the NEC Group is in the development stage, rendering the NEC Group’s products obsolete or uncompetitive before their introduction.

<3> Intense Competition

The NEC Group is subject to intense competition in many of the markets in which it operates from various competitors ranging from large multinational corporations to relatively small, rapidly growing, and highly specialized companies. The entrance of additional competitors into the markets in which the NEC Group operates increases the risk that the NEC Group’s products and services will become subject to intense price competition.

<4> Risk Related to Semiconductor Business

The market for semiconductors has a highly cyclical nature called a “silicon cycle” and has suffered downturns from time to time. Downturns have been characterized by diminished demand, excess inventories, and accelerated erosion of prices. Although the NEC Group operates its business while carefully monitoring the cycle of the market, downswing of the silicon cycle may have adverse effects on its operating results.

<5> Risk Related to Potential Acquisitions and Investments

From time to time, the NEC Group exploits opportunities to expand its business through acquisitions and investments. The NEC Group, however, may not be able to achieve the benefits that it expects from a particular acquisition. The NEC Group’s business, operating results, and financial condition may suffer if it fails to allocate its resources effectively and appropriately to meet the respective requirements of both its existing businesses and any businesses it may acquire.

<6> Risk Related to Foreign Currency Exchange

Despite measures undertaken by the NEC Group to reduce, or hedge against, foreign currency exchange risks, foreign exchange rate fluctuations may negatively impact its business, operating results, and financial condition. The changes in exchange rates can affect the yen value of the NEC Group’s equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products or services that are denominated in foreign currencies.

<7> Risk Related to Natural Disasters

The NEC Group’s facilities and buildings in Japan possess an aseismatic design and the NEC Group inspects them periodically in order to minimize the effects of earthquakes and other natural disasters. If any of these facilities were to suffer catastrophic damage, it could disrupt the NEC Group’s operations, delay production and shipments, reduce revenue, and result in large losses and expenses to repair or replace the facility.

<8> Defects in Products and Services

There is a risk that defects may occur in the NEC Group’s products and services. The occurrence of these defects could make the NEC Group liable for damages caused by these defects, including consequential damages. Negative publicity concerning these problems could also discourage customers from purchasing the NEC Group’s products and services. Both could hurt the NEC Group’s business, operating results, and financial condition.

<9> Risk Related to Information Management

The NEC Group possesses a voluminous amount of personal information and confidential information in connection with the operation of its business. Despite measures taken to protect the information, if that personal information in the NEC Group’s possession is leaked or improperly accessed and subsequently misused, it could negatively affect the NEC Group’s reputation, consume financial resources to resolve the situation, and lower the NEC Group’s brand value, thereby hurting the NEC Group’s operating results.

<10> Legal Proceedings

From time to time, NEC Group companies are involved in various lawsuits and legal proceedings, including patent and other intellectual property infringement claims. Whether or not claims against NEC Group companies have merits, they may require significant resources to defend against. If an infringement claim by a third party is successful, and the license for the infringed technology or substitutable non-infringing technology cannot be obtained, the business of the NEC Group could be adversely affected.

For example, NEC, Elpida Memory (USA), Inc., a U.S. subsidiary of Elpida Memory, Inc., an affiliated company accounted for by the equity method, and NEC Electronics America, Inc., an indirect subsidiary of NEC, are currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory industry. Separately, Elpida Memory, Inc., Elpida Memory (USA), Inc. and NEC Electronics America, Inc. have been named in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Elpida Memory, Inc. is also subject to a similar investigation being conducted by the Director-General for Competition, Cartels Unit of the European Commission. Regarding investigation of the U.S. Department of Justice, NEC accrued the litigation loss in probable and reasonably estimatable amount.

In Japan, NEC received from the Tokyo High Court a judgment to annul a decision by the Fair Trade Commission of Japan, or the JFTC to issue a cease and desist order with respect to NEC’s bids for automatic letter processing systems ordered by the Ministry of Posts and Telecommunications (currently, Japan Post). The JFTC has filed an appeal with the Supreme Court of Japan with respect to such judgment. NEC has also attended hearings on the JFTC’s surcharge payment orders against NEC.

These and other legal proceedings are subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on the NEC Group’s business, results of operations or financial condition.

<11> Laws and Government Policies

In many of the countries in which the NEC Group operates, its business is subject to various risks associated with unexpected regulatory changes, uncertainty in the application of laws and government policies, and uncertainty relating to legal liabilities. Substantial changes in the regulatory or legal environments in which the NEC Group operates could adversely affect its business, operating results, and financial condition.

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of yen, millions of U.S. dollars)

	Fiscal 2005		(% of net	Fiscal 2004		(% of net	Increase		Fiscal 2005
			sales)			sales)	(Decrease)

Net sales	JPY	4,855,132	(100.0)	JPY	4,906,821	(100.0)	(JPY	51,689)	$45,375
Cost of sales		3,646,770	(75.1)		3,622,965	(73.8)		23,805	34,082
Selling, general and administrative expenses		1,077,190	(22.2)		1,101,158	(22.5)		(23,968)	10,067
Operating income		131,172	(2.7)		182,698	(3.7)		(51,526)	1,226

Non-operating income		82,607	(1.7)		150,315	(3.1)		(67,708)	772
Interest and dividends		9,396			15,987			(6,591)	88
Other		73,211			134,328			(61,117)	684
Non-operating expenses		98,115	(2.0)		172,467	(3.5)		(74,352)	917
Interest		18,632			27,510			(8,878)	174
Other		79,483			144,957			(65,474)	743

Income before income taxes		115,664	(2.4)		160,546	(3.3)		(44,882)	1,081

Provision for income taxes		73,111	(1.5)		85,870	(1.8)		(12,759)	683
Minority interest in income of consolidated subsidiaries		7,280	(0.2)		15,838	(0.3)		(8,558)	68
Equity in earnings (losses) of affiliated companies		32,591	(0.7)		(17,760)	(-0.4)		50,351	304

Net income	JPY	67,864	(1.4)	JPY	41,078	(0.8)	JPY	26,786	$634

(Notes)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 107 yen.

*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 93,265 million yen (increase) and 177,698 million yen (increase) for the year ended March 31, 2005 and 2004, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S. dollars)

	March 31,		March 31,		Increase	March 31,
	2005		2004		(Decrease)	2005

Current assets	JPY	2,081,562	JPY	2,129,756	(JPY 48,194)	$19,454

Cash and cash equivalents		494,284		496,763	(2,479)	4,619
Notes and accounts receivable, trade		901,696		840,705	60,991	8,427
Inventories		528,923		570,026	(41,103)	4,943
Other current assets		156,659		222,262	(65,603)	1,465
Long-term assets		1,859,123		1,914,586	(55,463)	17,375

Long-term receivables, trade		8,274		9,843	(1,569)	77
Investments and advances		415,167		441,530	(26,363)	3,880
Property, plant and equipment		726,422		770,214	(43,792)	6,789
Other assets		709,260		692,999	16,261	6,629

Total assets	JPY	3,940,685	JPY	4,044,342	(JPY 103,657)	$36,829

Current liabilities	JPY	1,661,660	JPY	1,742,587	(JPY 80,927)	$15,530

Short-term borrowings and current portion of long-term debt		364,969		364,502	467	3,411
Notes and accounts payable, trade		847,584		930,466	(82,882)	7,921
Other current liabilities		449,107		447,619	1,488	4,198
Long-term liabilities		1,260,564		1,368,921	(108,357)	11,781

Long-term debt		791,238		806,517	(15,279)	7,395
Accrued pension and severance costs		425,174		524,898	(99,724)	3,974
Other		44,152		37,506	6,646	412
Minority shareholders’ equity in consolidated subsidiaries		224,187		221,374	2,813	2,095

Total shareholders’ equity		794,274		711,460	82,814	7,423

Common stock		337,820		337,820	—	3,157
Additional paid-in capital		455,683		454,333	1,350	4,259
Retained earnings		128,204		71,901	56,303	1,198
Accumulated other comprehensive income (loss)		(124,396)		(149,797)	25,401	(1,163)
Treasury stock		(3,037)		(2,797)	(240)	(28)

Total liabilities and shareholders’ equity	JPY	3,940,685	JPY	4,044,342	(JPY 103,657)	$36,829

Interest-bearing debt (*1)	JPY	1,156,207	JPY	1,171,019	(JPY 14,812)	$10,806
Net interest-bearing debt (*2)		661,923		674,256	(12,333)	6,187

Shareholders’ equity ratio (%) (*3)		20.2		17.6	2.6

Debt-equity ratio (times) (*4)		1.46		1.65	(0.19)
Net debt-equity ratio (times) (*4)		0.83		0.95	(0.12)

Accumulated other comprehensive income (loss) breakdown:
Foreign currency translation adjustments	(JPY 14,090)		(JPY 15,902)		JPY1,812	($132)
Minimum pension liability adjustment		(137,449)		(166,323)	28,874	(1,285)
Unrealized gains (losses) on marketable securities		28,889		34,205	(5,316)	270
Unrealized gains (losses) on derivative financial instruments		(1,746)		(1,777)	31	(16)

Total accumulated other comprehensive income (loss)	(JPY 124,396)		(JPY 149,797)		JPY25,401	($1,163)

(Notes)

*1	Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.

*2	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.

*3	Shareholders’ equity ratio is shareholders’ equity divided by total assets.

*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders’ equity, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen, millions of U.S. dollars)

					Increase
	Fiscal 2005		Fiscal 2004		(Decrease)		Fiscal 2005

I. Cash flows from operating activities
Net income	JPY	67,864	JPY	41,078	JPY	26,786	$634
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		166,484		178,714		(12,230)	1,556
Equity in (earnings) losses of affiliated companies, net of dividends		(31,580)		18,494		(50,074)	(295)
Increase in notes and accounts receivable		(4,870)		(18,419)		13,549	(46)
(Increase) Decrease in inventories		56,289		(35,862)		92,151	526
Increase (Decrease) in notes and accounts payable		(114,239)		106,270		(220,509)	(1,068)
Other, net		24,611		38,190		(13,579)	231

Net cash provided by operating activities		164,559		328,465		(163,906)	1,538

II. Cash flows from investing activities
Proceeds from sales of fixed assets		89,422		60,423		28,999	836
Additions to fixed assets		(261,384)		(230,522)		(30,862)	(2,443)
Proceeds from sales of marketable securities		29,754		54,493		(24,739)	278
Purchase of marketable securities		(1,112)		(2,355)		1,243	(10)
Other, net		20,773		48,846		(28,073)	194

Net cash used in investing activities		(122,547)		(69,115)		(53,432)	(1,145)

Free cash flows (I+II)		42,012		259,350		(217,338)	393

III. Cash flows from financing activities
Net repayments of bonds and borrowings		(37,506)		(388,153)		350,647	(351)
Proceeds from stock issuances		—		184,836		(184,836)	—
Proceeds from stock issuances by subsidiaries		—		107,140		(107,140)	—
Dividends paid		(14,060)		(7,432)		(6,628)	(131)
Other, net		1,300		836		464	12

Net cash used in financing activities		(50,266)		(102,773)		52,507	(470)

Effect of exchange rate changes on cash and cash equivalents		5,775		(4,159)		9,934	53

Net increase (decrease) in cash and cash equivalents		(2,479)		152,418		(154,897)	(24)

Cash and cash equivalents at beginning of year		496,763		344,345		152,418	4,643
Cash and cash equivalents at end of year	JPY	494,284	JPY	496,763	(JPY	2,479)	$4,619

SEGMENT INFORMATION

1. Business Segment Information
(1) Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)

	Fiscal 2005		(% of total)	% change	Fiscal 2004		(% of total)	Fiscal 2005

IT Solutions business	JPY	2,144,438	(44.2)	+2.2	JPY	2,098,892	(42.7)	$20,041
Network Solutions business		1,891,977	(39.0)	+6.5		1,775,724	(36.2)	17,682
Electron Devices business		868,670	(17.9)	-6.8		932,173	(19.0)	8,118
Others		649,128	(13.4)	-4.5		679,885	(13.9)	6,067
Eliminations		(699,081)	(-14.5)	—		(579,853)	(-11.8)	(6,533)

Consolidated total	JPY	4,855,132	(100.0)	-1.1	JPY	4,906,821	(100.0)	$45,375

(2) Segment Profit or Loss

(In millions of yen, millions of U.S. dollars)

	Fiscal 2005		(% of profit	Increase		Fiscal 2004		(% of profit	Fiscal 2005
			on sales)	(Decrease)				on sales)

IT Solutions business	JPY	102,310	(4.8)	JPY	10,528	JPY	91,782	(4.4)	$956
Network Solutions business		26,468	(1.4)		(41,401)		67,869	(3.8)	247
Electron Devices business		37,178	(4.3)		(17,109)		54,287	(5.8)	347
Others		11,555	(1.8)		844		10,711	(1.6)	108
Eliminations		2,977	—		4,536		(1,559)	—	28
Unallocated corporate expenses*		(49,316)	—		(8,924)		(40,392)	—	(460)

		131,172	(2.7)		(51,526)		182,698	(3.7)	1,226
Other income		82,607			(67,708)		150,315		772
Other expenses		(98,115)			74,352		(172,467)		(917)

Consolidated income before income taxes	JPY	115,664		(JPY	44,882)	JPY	160,546		$1,081

(Note)
*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers (Unaudited)

(In billions of yen, millions of U.S. dollars)

	Fiscal 2005		Fiscal 2004		% change	Fiscal 2005

IT Solutions business	JPY	1,820.7	JPY	1,925.2	-5.4	$17,016

Domestic		1,468.7		1,596.9	-8.0	13,726
Overseas		352.0		328.3	+7.2	3,290

Network Solutions business		1,802.6		1,679.0	+7.4	16,847

Domestic		1,336.2		1,310.6	+2.0	12,488
Overseas		466.4		368.4	+26.6	4,359

Electron Devices business		807.7		830.0	-2.7	7,548

Domestic		431.9		473.3	-8.7	4,036
Overseas		375.8		356.7	+5.4	3,512

Others		424.1		472.6	-10.3	3,964

Domestic		316.7		350.0	-9.5	2,960
Overseas		107.4		122.6	-12.4	1,004

Consolidated total	JPY	4,855.1	JPY	4,906.8	-1.1	$45,375

Domestic		3,553.5		3,730.8	-4.8	33,210
Overseas		1,301.6		1,176.0	+10.7	12,165

(4) Net Sales by Products and Services (Including internal sales to other segments) (Unaudited)

(In billions of yen, millions of U.S. dollars)

	Fiscal 2005		Fiscal 2004		% change	Fiscal 2005

IT Solutions business	JPY	2,144.4	JPY	2,098.9	+2.2	$20,041

SI / Services		824.2		739.2	+11.5	7,703
Software		106.9		101.1	+5.7	999
Computers Platforms		490.7		532.4	-7.8	4,586
Personal Solutions		722.6		726.2	-0.5	6,753

Network Solutions Business	JPY	1,892.0	JPY	1,775.7	+6.5	$17,682

Broadband		618.4		478.9	+29.1	5,779
Mobile		1,016.7		1,047.9	-3.0	9,502
Social Infrastructure		256.9		248.9	+3.2	2,401

Electron Devices business	JPY	868.7	JPY	932.2	-6.8	$8,118

Semiconductors		708.0		724.4	-2.3	6,617
Displays		68.9		99.9	-31.0	644
Electronic Components		91.8		107.9	-14.9	857

2. Geographic Segment Information *

(1) Net Sales

(In millions of yen, millions of U.S. dollars)

	Fiscal 2005		(% of total)	% change	Fiscal 2004		(% of total)	Fiscal 2005

Japan	JPY	3,777,408	(77.8)	-2.9	JPY	3,889,854	(79.3)	$35,303
Overseas		1,077,724	(22.2)	+6.0		1,016,967	(20.7)	10,072

Consolidated	JPY	4,855,132	(100.0)	-1.1	JPY	4,906,821	(100.0)	$45,375

(2) Geographic Profit or Loss

	Fiscal 2005		(% of profit	Increase	Fiscal 2004		(% of profit	Fiscal 2005
			on sales)	(Decrease)			on sales)

Japan	JPY	112,114	(3.0)	(JPY 57,659)	JPY	169,773	(4.4)	$1,048
Overseas		19,058	(1.8)	6,133		12,925	(1.3)	178

		131,172	(2.7)	(51,526)		182,698	(3.7)	1,226
Other income		82,607		(67,708)		150,315		772
Other expenses		(98,115)		74,352		(172,467)		(917)

Consolidated income before income taxes	JPY	115,664		(JPY 44,882)	JPY	160,546		$1,081

*	Geographic segment information based on the country location of NEC Corporation or subsidiary.

3. Sales by Market (Unaudited) *

	Fiscal 2005		% change	Fiscal 2004		Fiscal 2005

Japan	JPY	3,553,502	-4.8	JPY	3,730,809	$33,210
Overseas		1,301,630	+10.7		1,176,012	12,165

Consolidated	JPY	4,855,132	-1.1	JPY	4,906,821	$45,375

*	Sales by Market information based on the country location of customers.

FINANCIAL INSTRUMENTS

(1) Marketable securities

The cost, fair value and net unrealized holding gains for marketable securities by major security type are summarized as follows:

(In millions of yen)

	March 31, 2005		March 31, 2004

Available-for-sale:
Equity securities
Cost	JPY	58,333	JPY	80,083
Fair value		107,577		146,944
Net unrealized holding gains		49,244		66,861

Debt securities
Cost		30		3,043
Fair value		35		3,045
Net unrealized holding gains		5		2

(2) Investments in affiliated companies accounted for by the equity method

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:

(In millions of yen)

	March 31,2005		March 31,2004

Carrying amount	JPY	148,948	JPY	103,726
Market value		301,671		206,955

		152,723		103,229

PENSION AND SEVERANCE PLANS

     NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service, job classification, performance, conditions under which the termination occurs and interest crediting rate calculated based on market interest rate. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

     NEC Corporation and certain subsidiaries in Japan also had contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan, which would otherwise be provided by the Japanese government. Among these, in the year ended March 31, 2003, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the Company’s contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government, with the transfer to the Japanese government from the assets of the pension plans in the year ended March 31, 2004 and 2005, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. For the year ended March 31, 2004 and 2005, the Company accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of 8,174 million yen and 663 million yen through these transactions, respectively.

     The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

     The weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2004 were as follows:

	March 31, 2005	March 31, 2004

Discount rate	2.5%	2.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%

The weighted-average assumptions used to determine net pension and severance cost for the year ended March 31, 2005 and 2004 were as follows:

	March 31, 2005	March 31, 2004

Discount rate	2.5%	3.0%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%
Expected long-term rate of return on plan assets	2.5%	4.0%

NET INCOME PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income is as follows:

(In millions of yen)

	Fiscal 2005	Fiscal 2004

Net income	JPY 67,864	JPY 41,078
Effect of participating convertible securities	(890)	—
Net income available to common shareholders	66,974	41,078
Effect of dilutive securities	(284)	1,874

Diluted net income	JPY 66,690	JPY 42,952

(Number of shares)

	Fiscal 2005	Fiscal 2004

Weighted-average number of shares of common stock outstanding for the year	1,926,424,743	1,735,345,608
Effect of dilutive securities	166,262,345	222,939,915

Weighted-average number of shares of diluted common stock outstanding for the year	2,092,687,088	1,958,285,523

Net Income Per Share:

(In yen)

	Fiscal 2005	Fiscal 2004

Basic	JPY 34.77	JPY 23.67
Diluted	31.87	21.93

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

(Number of shares)

	Fiscal 2005	Fiscal 2004

Stock options	1,234,000	827,000

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

			(% of net			(% of net	Increase
Three months ended March 31	2005		sales)	2004		sales)	(Decrease)		2005

Net sales	JPY	1,436,370	(100.0)	JPY	1,457,620	(100.0)	(JPY	21,250)	$13,424
Cost of sales		1,102,169	(76.7)		1,083,305	(74.3)		18,864	10,301
Selling, general and administrative expenses		283,004	(19.7)		283,221	(19.5)		(217)	2,645
Operating income		51,197	(3.6)		91,094	(6.2)		(39,897)	478

Non-operating income		8,611	(0.6)		29,687	(2.0)		(21,076)	81
Interest and dividends		2,307			6,469			(4,162)	22
Other		6,304			23,218			(16,914)	59
Non-operating expenses		43,566	(3.1)		75,180	(5.1)		(31,614)	407
Interest		3,778			6,751			(2,973)	35
Other		39,788			68,429			(28,641)	372

Income before income taxes		16,242	(1.1)		45,601	(3.1)		(29,359)	152

Provision for income taxes		12,961	(0.9)		28,398	(1.9)		(15,437)	121
Minority interest in income (losses) of consolidated subsidiaries		(2,885)	(-0.2)		4,352	(0.3)		(7,237)	(27)
Equity in earnings (losses) of affiliated companies		(2,912)	(-0.2)		1,565	(0.1)		(4,477)	(28)

Net income	JPY	3,254	(0.2)	JPY	14,416	(1.0)	(JPY	11,162)	$30

(Note)

*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 26,301 million yen (increase) and 119,337 million yen (increase) for the three months ended March 31, 2005 and 2004, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1) Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)

Three months ended March 31	2005		(% of total)	% change	2004		(% of total)	2005

IT Solutions business	JPY	688,326	(47.9)	+5.0	JPY	655,337	(45.0)	$6,433
Network Solutions business		557,137	(38.8)	+9.6		508,419	(34.9)	5,207
Electron Devices business		202,382	(14.1)	-14.0		235,333	(16.1)	1,891
Others		206,943	(14.4)	-6.9		222,306	(15.3)	1,934
Eliminations		(218,418)	(-15.2)	—		(163,775)	(-11.3)	(2,041)

Consolidated total	JPY	1,436,370	(100.0)	-1.5	JPY	1,457,620	(100.0)	$13,424

(2) Segment Profit or Loss

(In millions of yen, millions of U.S. dollars)

Three months ended March 31	2005		(% of profit on	Increase		2004		(% of profit on	2005
			sales)	(Decrease)				sales)

IT Solutions business	JPY	42,007	(6.1)	JPY	3,948	JPY	38,059	(5.8)	$392
Network Solutions business		1,367	(0.2)		(28,322)		29,689	(5.8)	13
Electron Devices business		1,265	(0.6)		(13,658)		14,923	(6.3)	12
Others		6,804	(3.3)		(5,982)		12,786	(5.8)	64
Eliminations		10,298	—		1,413		8,885	—	96
Unallocated corporate expenses*		(10,544)	—		2,704		(13,248)	—	(99)

		51,197	(3.6)		(39,897)		91,094	(6.2)	478
Other income		8,611			(21,076)		29,687		81
Other expenses		(43,566)			31,614		(75,180)		(407)

Consolidated income before income taxes	JPY	16,242		(JPY	29,359)	JPY	45,601		$152

(Note)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers

(In billions of yen, millions of U.S. dollars)

Three months ended March 31	2005		2004		% change	2005

IT Solutions business	JPY	576.4	JPY	611.8	-5.8	$5,387

Domestic		484.8		534.8	-9.3	4,531
Overseas		91.6		77.0	+18.9	856

Network Solutions business		530.1		473.9	+11.9	4,954

Domestic		426.8		365.8	+16.7	3,989
Overseas		103.3		108.1	-4.4	965

Electron Devices business		188.5		214.0	-11.9	1,762

Domestic		96.8		120.9	-20.0	905
Overseas		91.7		93.1	-1.5	857

Others		141.4		157.9	-10.4	1,321

Domestic		106.0		125.1	-15.3	990
Overseas		35.4		32.8	+7.9	331

Consolidated total	JPY	1,436.4	JPY	1,457.6	-1.5	$13,424

Domestic		1,114.4		1,146.6	-2.8	10,415
Overseas		322.0		311.0	+3.5	3,009

(4) Net Sales by Products and Services (Including internal sales to other segments)

(In billions of yen, millions of U.S. dollars)

Three months ended March 31	2005		2004		% change	2005

IT Solutions business	JPY	688.3	JPY	655.3	+5.0	$6,433

SI / Services		304.2		258.1	+17.9	2,843
Software		34.6		38.8	-10.8	323
Computers Platforms		146.0		167.1	-12.6	1,365
Personal Solutions		203.5		191.3	+6.4	1,902

Network Solutions business	JPY	557.1	JPY	508.4	+9.6	$5,207

Broadband		188.6		147.5	+27.9	1,763
Mobile		275.8		283.0	-2.5	2,578
Social Infrastructure		92.7		77.9	+19.0	866

Electron Devices business	JPY	202.4	JPY	235.3	-14.0	$1,891

Semiconductors		165.9		188.6	-12.0	1,550
Displays		15.8		28.3	-44.2	148
Electronic Components		20.7		18.4	+12.5	193

(Notes)

“Operating income” set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC’s results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

CAUTIONARY STATEMENTS:
The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively “NEC”) are forward-looking statements involving risks and uncertainties. Moreover, the management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC’s markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC’s products and services in the marketplace; NEC’s ability to continue to win acceptance of its products and services in these highly competitive markets; NEC’s ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC’s businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management’s targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contact: Diane Foley / Makoto Miyakawa
Corporate Communications Division
NEC Corporation
+81-3-3798-6511